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                                                                   Exhibit 10.34




March 20, 1997



Mr. Dave L. Aston
113 Mt. Grey Road
Setauket, NY 11733

Dear Dave:

         I am pleased to confirm to you the terms of your employment to fill the position of President of the Puerto Rico Division of Pueblo International, Inc. (the "Company") and to hold the title of Executive Vice President of the Company. These positions report directly to me and you will have the entire Puerto Rico retail food division reporting to you, and you will be based in San Juan. In addition to your official position in the Company, it is intended that you will also be elected to the Board of Directors of the Company and its immediate parent company. It is my intention to also have the Virgin Islands Division report directly to you once you have successfully acclimated yourself with the Puerto Rico Division. It is further contemplated that the Blockbuster Division could eventually report into the Puerto Rico Retail Food Division.

         Your base annual salary will be $275,000.00, which will be subject to adjustment in accordance with the Company's normal review practices. In addition, promptly after the end of the fiscal year that will end in late January 1998, you will receive a guaranteed bonus at the rate of forty percent of your base salary earned during the period of your employment in fiscal 1998. Commencing with fiscal 1999 a target bonus arrangement of up to forty percent of your total then current base salary will be available subject to achieving certain fiscal 1999 budget objectives and in accordance with the Company's annual Key Management Incentive Bonus Plan.

         You will be eligible to participate fully in all benefit plans and perquisites provided by the Company for its employees in accordance with the term of the plans including any pension plan and any life, accident, health, hospitalization or disability plan or insurance maintained by the Company. A list of the benefits currently offered to the best of my knowledge by the
Company is attached to this letter.
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Mr. David L. Aston
March 20, 1997
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         During the course of your employment with the Company, should it become necessary to terminate your employment involuntarily other than for cause or disability as determined by the Company, you will receive the amount equivalent to one year of your then base annual salary. Cause would include among other reasons: the willful failure by you to substantially perform your duties other than the failure to perform from incapacity due to physical or mental illness; and your willfully engaging in gross misconduct injurious to the Company monetarily or otherwise.

         The Company will relocate you and your family to the Miami area in accordance with the Company's relocation policy, which I will need to locate and forward to you. The Company will make available to you an apartment in San Juan to allow you to fulfill your operating responsibilities in Puerto Rico.

         Our challenges will be to profitably grow sales, realign operating expenses, maximize buying opportunities, meet the loan amortization schedule and bring together the excellent skills that are available to create a team effort which will allow the Company and yourself to grow and prosper.

         We look forward to working with you and feel strongly that the relationship will be mutually beneficial. I will introduce you to your direct reports on Thursday, March 20, 1997. Best regards.

Sincerely,



William T. Keon, III
President and Chief Executive Officer

WTK/mo
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